Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2026

Shenzhen, China, November 12, 2026 (GLOBE NEWSWIRE) - Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the third quarter ended September 30, 2026.

Third Quarter 2026 Financial Highlights (results presented herein exclude Shenzhen Onething, discontinued operations, unless specified otherwise1)

•	Total revenues were US$101.3 million, representing an increase of 12.9% year-over-year.

•	Subscription revenues were US$44.1 million, representing an increase of 8.5% year-over-year.

•	Live-streaming and other services revenues were US$57.2 million, representing an increase of 16.6% year-over-year.

•	Gross profit was US$56.5 million, representing an increase of 1.6% year-over-year, and gross profit margin was 55.7% in the third quarter, compared with 62.0% in the same period of 2025.

•	Net loss from continuing operations was US$235.8 million in the third quarter, compared with net income of US$550.4 million in the same period of 2025.

•	Non-GAAP net loss[2] from continuing operations was US$16.4 million in the third quarter, compared with non-GAAP net income of US$5.6 million in the same period of 2025.

•	Diluted loss per ADS from continuing operations was US$3.74 in the third quarter, compared with diluted earnings per ADS of US$8.61 in the same period of 2025.

•	Non-GAAP diluted loss per ADS[3] from continuing operations was US$0.26 in the third quarter, compared with non-GAAP diluted earnings per ADS of US$0.09 in the same period of 2025.

“We delivered continued top-line growth in the third quarter of 2026, building on our ToC only strategic foundation established earlier this year. Total revenues increased by 12.9% year over year, mainly driven by an 8.5% increase in subscription revenue and a 16.6% increase in live-streaming and other services. However, both sequential and year-over-year growth rates moderated during the quarter amid intensifying competition and evolving market conditions. While we see softer near-term momentum, our core businesses remain resilient,” said Mr. Jinbo Li, Chairman and CEO of Xunlei Limited.

“We launched our share repurchase program in July 2026, and bought back approximately 2.7 million ADSs for about $13.8 million during the third quarter. As we have reached the maximum number of shares authorized under that program, our board of directors approved a new share repurchase program today, enabling us to continue our share buybacks. The pace with which we execute share buybacks underscores management’s conviction that our share price does not fully reflect the intrinsic value of our business. It stands as a tangible demonstration of our confidence in Xunlei’s fundamentals and long-term prospects.”

1 In March 2026, the Company completed the disposal of its 50% stake in Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, the operating entity of cloud computing business. The disposal qualified as discontinued operations. According to applicable accounting standards, assets and liabilities related to Shenzhen Onething were reclassified as current assets/liabilities of discontinued operations as of December 31, 2025, while results of operations related to Shenzhen Onething, including comparatives, are reported as loss from discontinued operations. Figures presented in this release are related to continuing operations only, excluding results from Shenzhen Onething as discontinued operations, unless indicated otherwise.

2 Non-GAAP net (loss)/income is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

3 Non-GAAP (loss)/earnings per ADS is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

“Looking ahead, we will stay focused on our user-centric roadmap. We will refine product features, sharpen our localized overseas operations, and balance growth investments with operational discipline to steadily strengthen our profitability profile and unlock operating leverage. We will remain selective about new spending, prioritizing initiatives that can deliver sustainable monetization. Through this balanced approach, we aim to navigate the competitive landscape and continue creating lasting value for our users and shareholders,” Mr. Li concluded.

Third Quarter 2026 Financial Results (results presented herein exclude Shenzhen Onething, discontinued operations, unless specified otherwise)

Total Revenues

Total revenues were US$101.3 million, representing an increase of 12.9% year-over-year. The increase in total revenues was mainly attributable to the increased revenues generated from our subscription business and overseas audio live-streaming business.

Revenues from subscription were US$44.1 million, representing an increase of 8.5% year-over-year. The increase in subscription revenues was mainly driven by the increase in demand for our subscription services.

Revenues from live-streaming and other services were US$57.2 million, representing an increase of 16.6% year-over-year. The increase in live-streaming and other services revenues was mainly due to the increase in revenues from our overseas audio live-streaming business.

Cost of Revenues

Cost of revenues was US$44.4 million, representing 43.8% of our total revenues, compared with US$33.7 million, or 37.6% of the total revenues, in the same period of 2025. The increase in cost of revenues was mainly attributable to the increase in revenue-sharing expenses in our overseas audio live-streaming operations, outpaced the growth in revenue from live-streaming and other services.

Gross Profit and Gross Profit Margin

Gross profit for the third quarter of 2026 was US$56.5 million, representing an increase of 1.6% year-over-year. Gross profit margin was 55.7% in the third quarter of 2026, compared with 62.0% in the same period of 2025. The decrease in gross profit margin was mainly attributable to the increased proportion of live-streaming revenues to total revenues, which has a lower gross profit margin.

Research and Development Expenses

Research and development expenses for the third quarter of 2026 were US$25.6 million, representing 25.3% of our total revenues, compared with US$18.3 million, or 20.4% of our total revenues, in the same period of 2025. The increase was primarily due to more labor costs incurred during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter of 2026 were US$33.3 million, representing 32.9% of our total revenues, compared with US$24.5 million, or 27.3% of our total revenues, in the same period of 2025. The increase was primarily due to more marketing expenses incurred during the quarter for our subscription and overseas audio live-streaming businesses as part of our ongoing efforts to acquire users.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2026 were US$12.4 million, representing 12.3% of our total revenues, compared with US$9.4 million, or 10.5% of our total revenues, in the same period of 2025. The increase in general and administrative expenses was primarily due to the increased employee-related cost as compared with the same period of 2025.

Operating (Loss)/Income

Operating loss was US$14.8 million, compared with an operating income of US$3.3 million in the same period of 2025. The shift from operating income to operating loss was primarily attributable to the increase in operating expenses discussed above.

Other (Losses)/Income, Net

Other losses, net was US$219.2 million, compared with other income, net of US$547.5 million in the same period of 2025. The change from other income, net to other losses, net was primarily attributable to the fair value changes of our long-term investment in Arashi Vision Inc., which has been measured at fair value based on the quoted market price since its initial public offering in June 2025.

Net (Loss)/Income and (Loss)/Earnings Per ADS

Net loss from continuing operations was US$235.8 million compared with net income of US$550.4 million in the same period of 2025. The net loss was primarily due to the transition from other income, net to other losses, net and the shift from operating income to an operating loss, as discussed above. Non-GAAP net loss from continuing operations was US$16.4 million in the third quarter of 2026, compared with non-GAAP net income of US$5.6 million in the same period of 2025.

Diluted loss per ADS from continuing operations in the third quarter of 2026 was US$3.74, compared with diluted earnings per ADS from continuing operations of US$8.61 in the third quarter of 2025. Non-GAAP diluted loss per ADS from continuing operations was US$0.26 in the third quarter, compared with non-GAAP diluted earnings per ADS from continuing operations of US$0.09 in the same period of 2025.

Cash Balance

As of September 30, 2026, the Company had cash, cash equivalents and short-term investments of US$265.1 million, compared with US$276.9 million as of June 30, 2026. The decrease in cash, cash equivalents and short-term investments was mainly due to the net cash outflows from operating activities and payments for share repurchase.

Share Repurchase Programs

On June 26, 2026, Xunlei announced that its board of directors (the “Board”) authorized a plan for the repurchase of up to US$20 million of its ADSs or common shares over a 12-month period. As of September 30, 2026, the Company had spent US$13.8 million on share buybacks under this share repurchase program. Having repurchased the maximum number of shares authorized under this share repurchase program, the Company will not make any further repurchases under it.

To enable continued share buybacks, on November 12, 2026, the Board approved a new share repurchase program, under which the Company may repurchase up to US$20 million in value of its ADSs or common shares over the next 12 months (the “New 2026 Share Repurchase Program”). The Board will review the New 2026 Share Repurchase Program periodically and, if necessary, adjust its size and terms as necessary.

According to the terms of the New 2026 Share Repurchase Program, share repurchases may be conducted through various legally permissible means, including open market purchases at prevailing prices and algorithmic trading, privately negotiated transactions, block trades, or other methods depending on market conditions and in compliance with applicable rules and regulations. Both ADSs and common shares are eligible for repurchase. The repurchase plan will be funded from the Company’s cash balance.

Conference Call Information

Xunlei’s management will host a conference call at 7:00 a.m. U.S. Eastern Time on November 12, 2026 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s quarterly results and recent business developments.

Participant Online Registration: https://register-conf.media-server.com/register/BIc2330d7a779c458bb50fe65ca3a3d5f6

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that “Call Me” does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/okinc6yv

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “estimates” and similar statements. Among other things, the management’s quotations in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base and advertisers; the Company’s ability to keep up with technological developments and users’ changing demands in the internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to integrate and grow its acquired business; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income from continuing operations, (3) non-GAAP basic and diluted (loss)/earnings per share for common shares from continuing operations, and (4) non-GAAP basic and diluted (loss)/earnings per ADS for common shares attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, and fair value changes of long-term investments, which are not expected to result in future cash payments, may recur from period to period but are subject to significant market volatility, and which are not indicative of our core operating results and business outlook. These non-GAAP financial measures also facilitate management’s internal comparisons to Xunlei’s historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented, excluding discontinued operations.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Sep 30,	Dec 31,
	2026	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	101,659	144,559
Short-term investments	163,448	138,895
Accounts receivable, net	26,519	26,136
Inventories	505	384
Due from related parties	34,086	11,152
Prepayments and other current assets	15,685	11,397
Assets of discontinued operations	-	71,354
Total current assets	341,902	403,877

Non-current assets:
Restricted cash	841	806
Long-term investments	454,604	1,070,596
Deferred tax assets	24,902	10,083
Property and equipment, net	50,408	50,662
Intangible assets, net	31,819	32,717
Goodwill	40,872	39,164
Due from a related party, non-current portion	19	19,826
Long-term prepayments and other assets	2,198	2,315
Operating lease assets	2,574	1,877
Total assets	950,139	1,631,923

Liabilities
Current liabilities:
Accounts payable	18,753	18,837
Lease liabilities	460	487
Due to related parties, current	436	8
Contract liabilities, current portion	42,688	42,817
Accrued liabilities and other payables	75,806	75,367
Income tax payable	4,825	3,975
Short-term bank borrowings and current portion of long-term bank borrowings	33,939	30,095
Liabilities of discontinued operations	-	36,872
Total current liabilities	176,907	208,458

Non-current liabilities:
Contract liabilities, non-current portion	1,169	1,624
Lease liabilities, non-current portion	1,819	1,243
Deferred tax liabilities	5,798	6,138
Due to related parties, non-current portion	134	-
Bank borrowings, non-current portion	25,983	38,413
Other long-term payables	816	3,530
Total liabilities	212,626	259,406

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 314,277,001 shares outstanding as at December 31, 2025; 375,001,940 issued and 306,768,876 shares outstanding as at September 30, 2026)	77	78
Additional paid-in-capital	463,481	480,133
Accumulated other comprehensive loss	(6,415)	(17,413)
Statutory reserves	9,692	9,687
Treasury shares (60,724,939 shares and 68,233,064 shares as at December 31, 2025 and September 30, 2026, respectively)	17	15
Retained earnings	272,148	900,991
Total Xunlei Limited’s shareholders’ equity	739,000	1,373,491
Non-controlling interests	(1,487)	(974)
Total liabilities and shareholders’ equity	950,139	1,631,923

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of (Loss)/Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	June 30,	Sep 30,
	2026	2026	2025
	US$	US$	US$
Revenues, net of rebates and discounts	101,304	102,717	89,719
Business taxes and surcharges	(480)	(608)	(388)
Net revenues	100,824	102,109	89,331
Cost of revenues	(44,365)	(44,796)	(33,739)
Gross profit	56,459	57,313	55,592

Operating expenses
Research and development expenses	(25,636)	(21,397)	(18,316)
Sales and marketing expenses	(33,311)	(27,927)	(24,537)
General and administrative expenses	(12,446)	(12,700)	(9,392)
Credit loss write-back/(expenses), net	146	(60)	(33)
Total operating expenses	(71,247)	(62,084)	(52,278)

Operating (loss)/ income	(14,788)	(4,771)	3,314
Interest income	884	907	639
Interest expense	(395)	(413)	(574)
Other (losses)/income, net	(219,199)	(213,759)	547,451
(Loss)/income before income taxes from continuing operations	(233,498)	(218,036)	550,830
Income tax expenses	(2,274)	(477)	(468)
Net (loss)/income from continuing operations	(235,772)	(218,513)	550,362

Discontinued operations
Loss from discontinued operations before income taxes	-	-	(311)
Income tax benefits/(expenses)	-	-	(1)
Net loss from discontinued operations	-	-	(312)

Net (loss)/income	(235,772)	(218,513)	550,050
Less: net income/(loss) attributable to non-controlling interest	4	(89)	(202)
Net (loss)/income attributable to common shareholders	(235,776)	(218,424)	550,252

(Loss)/earnings per share for common shares, basic
Continuing operations	(0.7480)	(0.6861)	1.7579
Discontinued operations	-	-	(0.0010)
Total (loss)/earnings per share for common shares, basic	(0.7480)	(0.6861)	1.7569

(Loss)/earnings per share for common shares, diluted
Continuing operations	(0.7480)	(0.6861)	1.7214
Discontinued operations	-	-	(0.0009)
Total (loss)/earnings per share for common shares, diluted	(0.7480)	(0.6861)	1.7205

(Loss)/earnings per ADS, basic
Continuing operations	(3.7400)	(3.4305)	8.7895
Discontinued operations	-	-	(0.0050)
Total (loss)/earnings per ADS, basic	(3.7400)	(3.4305)	8.7845

(Loss)/earnings per ADS, diluted
Continuing operations	(3.7400)	(3.4305)	8.6070
Discontinued operations	-	-	(0.0045)
Total (loss)/earnings per ADS, diluted	(3.7400)	(3.4305)	8.6025

Weighted average number of common shares used in calculating:
Basic	315,208,746	318,378,628	313,202,000
Diluted	315,208,746	318,378,628	319,827,505

Weighted average number of ADSs used in calculating:
Basic	63,041,749	63,675,726	62,640,400
Diluted	63,041,749	63,675,726	63,965,501

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations) 4

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	June 30,	Sep 30,
	2026	2026	2025
	US$	US$	US$
GAAP operating (loss)/income	(14,788)	(4,771)	3,314
Share-based compensation expenses	1,411	1,169	1,037
Non-GAAP operating (loss)/income	(13,377)	(3,602)	4,351

GAAP net (loss)/income from continuing operations	(235,772)	(218,513)	550,362
Share-based compensation expenses	1,411	1,169	1,037
Fair value changes of long-term investments	217,924	215,234	(545,835)
Non-GAAP net (loss)/income from continuing operations	(16,437)	(2,110)	5,564

GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.7480)	(0.6861)	1.7579
Diluted	(0.7480)	(0.6861)	1.7214

GAAP (loss)/earnings per ADS attributable to continuing operations:
Basic	(3.7400)	(3.4305)	8.7895
Diluted	(3.7400)	(3.4305)	8.6070

Non-GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.0522)	(0.0063)	0.0184
Diluted	(0.0522)	(0.0063)	0.0180

Non-GAAP (loss)/earnings per ADS for common shares attributable to continuing operations:
Basic	(0.2610)	(0.0315)	0.0920
Diluted	(0.2610)	(0.0315)	0.0900

Weighted average number of common shares used in calculating:
Basic	315,208,746	318,378,628	313,202,000
Diluted	315,208,746	318,378,628	319,827,505

Weighted average number of ADSs used in calculating:
Basic	63,041,749	63,675,726	62,640,400
Diluted	63,041,749	63,675,726	63,965,501

4 Non-GAAP reconciliation excludes the operations classified as discontinued operations. The comparative figures have been recalculated to exclude discontinued operations.

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com